Exhibit 3.23

2473221
ARTICLES OF INCORPORATION OF SHEA FINANCIAL SERVICES, INC.

I

The name of this corporation is Shea Financial Services, Inc.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporation Code.

III

The name and address in the State of California of this corporation’s initial agent for service of process is: Max B. Johnson, 655 Brea Canyon Road, Walnut, California 91788-0487.

IV

This corporation is authorized to issue only one class of shares of stock, and the total number of shares that this corporation is authorized to issue is 100,000.

Dated: October 29,2002

Vicki R. Stump, Incorporator